UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
—————————
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of April 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Slovakia

Dalkia renews contract in Bratislava
worth over one billion euros

Paris, April 29, 2013. Dalkia announced that it has renewed its contract to manage heat generation and distribution in Bratislava’s Petržalka district. The 20-year contract extends the partnership with the city of Bratislava until 2039, with the goal of applying a proactive approach of energy efficiency and sustainable development to the neighborhood. Cumulative revenue will amount to over €1.1 billion.

“The extension of our partnership with the city of Bratislava rewards the efforts put in by Dalkia over the past 14 years, both in terms of quality of service and energy efficiency. We will continue to upgrade the heating network, partly by reinforcing the distribution network’s reliability and also by improving the system’s energy efficiency, with no impact on tariffs,” said Vincent Barbier, CEO of Dalkia in Slovakia.

Dalkia has undertaken the installation of high-performance cogeneration plants, which will simultaneously produce both electricity and heat. The electricity generated will be sold to the Slovak national grid and the heat will supply the district heating network. Cogeneration will be assured by 18 gas turbines installed in the existing heating plants, with a total capacity of 15 MW of electricity.

Vincent Barbier added: “This contract strengthens Dalkia’s position as leader in energy services in Slovakia.”

Since 2000, Dalkia has been providing heat and hot water for the whole of Petržalka, which, with 40,000 households, is the largest residential district in central Europe. In 2003, the first energy performance contract was added, covering all the schools in the neighborhood. This project was carried out in partnership with SIEA, the Slovak innovation and energy agency. It generated more than 25% energy savings, with no impact on the public investment budget. The resolve of the government authorities to defend energy efficiency projects, the commitment of local elected representatives and the professionalism of Dalkia came together to bring about this project, which was very innovative at the time.

*****
About Dalkia
A subsidiary of Veolia Environnement and Electricité de France (EDF), Dalkia, a global leader in energy services provides innovative solutions to support the sustainable growth of cities and businesses. In an era of climate change, volatile energy prices and scarce resources, Dalkia offers customers its expertise in developing, constructing and operating greener and more economical energy solutions. With almost 50,000 employees in 35 countries, Dalkia reported managed revenue of €8.9 billion in 2012.  www.dalkia.com

Dalkia in Slovakia
Dalkia has been operating in Slovakia since 1993 and now employs more than 800 people there. It is a market leader in heating networks and industrial utilities and is also a pioneer in the field of energy performance contracts. In July 2012 Dalkia signed a partnership contract with Kosice, the country’s second largest city, for the energy management of all schools in the area, including over 70 middle and high schools.

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 29, 2013

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot Name: Antoine Frérot Title: Chairman and Chief Executive Officer